Exhibit 99.1

Jaguar Mining Reports First Quarter 2012 Financial Results

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, May 14, 2012 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX/NYSE) today reported net income of $2.8 million or $0.03 per fully diluted share for the quarter ended March 31, 2012.  This result compares to net income of $3.7 million or $0.04 per fully diluted share in the first quarter of 2011. The first quarter 2012 result includes a $14.3 million unrealized non-cash gain on the conversion option embedded in convertible debt (see note 1) and a $3.2 million gain from changing foreign exchange rates.  Excluding these items, Jaguar's first quarter result was a net loss of $14.7 million or $0.17 per fully diluted share.

Commenting on the Company's results and operations, Gary German, Jaguar's Chairman stated, "We were clearly dissatisfied with our operations in the first quarter, especially at Paciência where production has continued well below plan.  This operation has now been placed on temporary care and maintenance and this will immediately result in improvements in our average cash cost per ounce of gold produced.  We are moving aggressively forward with the implementation of our restructuring and turnaround plan which we expect to have a positive impact on our cash generation."

Summary of Key Operating Results

	Three months ended March 31
	2012	2011
(unaudited)
($ in 000s, except per share amounts)
Gold sales	$50,972	$55,140
Ounces sold	30,138	39,794
Average sales price $ / ounce	1,691	1,386
Gross profit (loss)	(3,677)	10,968
Net income	2,809	3,724
Basic income (loss) per share	0.03	0.04
Diluted income (loss) per share	0.03	0.04
Weighted avg. # of shares outstanding - basic	84,409,648	84,373,648
Weighted avg. # of shares outstanding - diluted	84,431,344	84,385,392

Jaguar sold 30,138 ounces of gold at an average realized price of $1,691 per ounce in the three months ended March 31, 2012 compared to 39,794 ounces of gold at an average realized price of $1,386 per ounce in the three months ended March 31, 2011.  Average cash operating cost per ounce was $1,268 and cash operating margin was $423 per ounce.  This compared to average cash operating cost per ounce of $727 and a cash operating margin of $659 per ounce in the three months ended March 31, 2011.  The increase in the Company's average cash operating cost during the three months ended March 31, 2012 as compared to the same period in 2011 was attributable to higher mining dilution, lower total production which resulted in higher fixed cost absorption per ounce, and increased costs for labor, services, equipment maintenance and mining materials.

Turmalina

During the three months ended March 31, 2012, Turmalina produced 10,014 ounces of gold at a cash operating cost of $1,342 per ounce as compared to 15,855 ounces at a cash operating cost of $755 per ounce during the three months ended March 31, 2011.  Production was lower quarter over quarter due to the instability of the hanging wall and poor ground conditions at Level 5 of Turmalina's Ore Body A.  The increase in Turmalina's cash operating cost during the quarter as compared to the same period last year was attributable to higher mining dilution, higher fixed cost absorption per ounce and increased costs for labor, services, equipment maintenance and mining materials.

Development at the Turmalina Mine totaled 2.1 kilometers during the three months ended March 31, 2012.

Caeté

During the three months ended March 31, 2012, Caeté produced 13,881 ounces of gold at a cash operating cost of $1,118 per ounce as compared to 13,480 ounces at a cash operating cost of $850 per ounce during the three months ended March 31, 2011.  The increase in Caeté's cash operating cost during the quarter as compared to the same period last year was attributable to higher mining dilution and increased costs for labor, services, equipment maintenance and mining materials.

Development at the Pilar and Roça Grande mines totaled 2.2 kilometers during the three months ended March 31, 2012.

Paciência

During the three months ended March 31, 2012, Paciência produced 7,338 ounces of gold at a cash operating cost of $1,451 per ounce as compared to 12,114 ounces at a cash operating cost of $555 per ounce during the three months ended March 31, 2011.

Production was lower quarter over quarter at Paciência due to continued challenges with adapting mining methods and properly scaled equipment to match the narrow vein geology.  In addition, a collapse of the hanging wall and rock mechanics issues at the Santa Isabel Mine resulted in lack of mining flexibility at the operation during the quarter.  Excessive rain also contributed to lower production levels.

The increase in Paciência's cash operating cost during the quarter as compared to the same period last year was attributable to higher mining dilution, higher fixed cost absorption per ounce and increased costs for labor, services, equipment maintenance and mining materials.

Combined development for the mines supplying the Paciência Plant totaled 2.0 kilometers during the three months ended March 31, 2012.

Subsequent to the conclusion of the first quarter 2012, the Paciência operations were placed on a care and maintenance program associated with a comprehensive restructuring and turnaround program as previously announced.  The operations will continue on care and maintenance while a remediation plan is implemented.  The remediation plans for Paciência include an adaptation of the narrow vein overhand stoping methods, a changeover to smaller scale equipment, smaller development headings, reduced stope dimensions and building the developed reserve inventory prior to restarting the plant.  Implementation of the plan is expected to result in improved productivity per ounce, reduced mining dilution, reliable and predictable production forecasts, and significant reductions in cash costs per ounce when the mines return to production.

Gurupi Project

During the three months ended March 31, 2012, Jaguar received the installation license which authorizes the construction of the processing plant for the Gurupi open pit project.  The license was a critical step in the development of the Project and brings the Company closer to being able to realize the full value of its assets in Northern Brazil.

The licensing decisions for the Project's mining operations, tailings management facilities and other infrastructure are pending subject to the Company's acquisition of surface land rights.  The Company is engaging in negotiations with land holders.

Jaguar continued exploration and development during the quarter at Gurupi with a drilling program to further expand the resource base.  An updated feasibility study for the Gurupi Project is due for submission to management and the Board in the third quarter of 2012.  The Board anticipates that it will make a decision on the development plan, its timing and its financing plan following the receipt of that study.

Exploration

Jaguar's exploration activities during the quarter ended March 31, 2012, focused on completion of the 30,000 meter drilling program at the Gurupi Project as well as the expansion of resources and reserves, laterally and at depth, on targets in and around existing operations.

The table below presents a summary of the Company's exploration drilling program during the quarter:

Region	Target	Operation/Project	Meters Drilled	Drill Holes
Southern Brazil	Ore Bodies A and B	Turmalina	1,370	4
	Faina	Turmalina	878	10
	Santa Isabel Mine	Paciência	4,304	30
	Ouro Fino	Paciência	1,114	8
Northern Brazil	Cipoeiro	Gurupi Project	1,294	7
	Mandiocal & Santa Paz	Gurupi Project	2,822	11
Total			11,782	70

Southern Brazil

•	Turmalina - Ore Bodies A and B: As part of a drilling program to test the continuity at depth of the 60[o] dipping and NE-plunging mineralized structure, underground drilling was conducted from a 370-meter long exploration drift located on Mine Level 4. The drilling was completed during the three months ended March 31, 2012 and the results confirmed the continuity of the ore bodies at depth, down to Mine Levels 9 and 10.
•	Paciência - Santa Isabel Mine and NW1 Target: The drilling program at the Santa Isabel Mine continued from the 530-meter long underground exploration drift developed on Mine Level 4. The objective of this program is to confirm the extension of the ore bodies to Mine Levels 6 and 7.

Drilling results have confirmed the continuity of the mineralized structures in all the above mentioned targets, including locally high-grade gold mineralization.

Northern Brazil (Gurupi Project)

During the quarter ended March 31, 2012, Jaguar continued with the 30,000-meter drilling program at the Gurupi Project.  The goal is to upgrade "inferred mineral resources" to "indicated mineral resources" in the lateral and deeper portions of the Project's Cipoeiro and Chega Tudo deposits as well as to add mineral resources in targets around the future Cipoeiro Plant.

The results to date confirm the potential to significantly increase gold indicated mineral resources at the Gurupi deposits. The infill drilling at Cipoeiro and Chega Tudo confirms that the mineralization is consistent with the grade and width indicated from previous drilling programs and the step-out drilling demonstrates that the mineralization is open down-dip in both ore bodies as a pervasive pyrite-gold assemblage associated with NW-SE shear zones.  At Chega Tudo, six deep drill holes intercepted the extension of the mineralization to a vertical depth of at least 300 meters. Previous resource drilling campaigns at the Project had delineated the mineralization down to depths of 130 to 150 meters.

During the quarter, the Company completed the exploration program at the Cipoeiro deposit and initiated a program consisting of infill and exploratory drill holes at the Mandiocal and Santa Paz targets, which are part of 12 identified targets within the Project's concession package in addition to Cipoeiro and Chega Tudo. These 12 additional targets have not been included in any of the Company's resource estimates or feasibility studies related to the Gurupi Project. These targets have been identified as high potential by favorable geology, structures, old artisan mine works, soil and channel sampling anomalies and exploration drilling.

2012 Estimated Production and Cash Operating Cost

Based on the planned implementation of the restructuring and turnaround plan, Jaguar is revising its outlook for both production and cash operating costs in 2012.  The Company now expects 2012 gold production in the range of 120,000 to 130,000 ounces.  On this new volume, cash operating costs are expected to be in the range of $900 to $1,000 per ounce (based on an assumed exchange rate of R$1.75 per US$) as the planned benefits of the turnaround plan will not be fully realized until 2013.  Looking to mid 2013 and beyond, the Company's revised preliminary annual targets for its Southern operations (excluding any Gurupi potential production) is 170,000 to 190,000 ounces at cash operating costs in the range $700 to $800 per ounce.

2012 Estimated Year End Cash and Cash Equivalents

As the Company starts to implement its previously announced restructuring and turnaround plan, management is closely monitoring its cash position and cash needs. Based on the planned implementation and the expected significant resulting cost savings, the Company expects to have cash or cash equivalents of approximately $40 million at the end of 2012.

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão.  The Company is actively exploring and developing additional mineral resources at its approximate 240,000-hectare land base in Brazil.  Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, but are not limited to, statements concerning the Company's Restructuring and Turnaround Plan and 2012 production, cost and cash balance guidance.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company's views as of the date of this press release.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2011 filed on System for Electronic Document Analysis and Retrieval on March 26, 2012 and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2011 expected to be filed with the United States Securities and Exchange Commission on March 26, 2012 and available at www.sec.gov.

[###]

Note: As required by applicable Canadian rules, effective Q1 2011, Jaguar has prepared its financial statements in accordance with International Financial Reporting Standards ("IFRS").

Additional details will be available in the Company's filings on SEDAR and EDGAR, including Management's Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the period ended March 31, 2012.

The following tables contain unaudited information for the quarter ended March 31, 2012.  The data presented are subject to final adjustment, but are believed to be materially accurate. Jaguar's financial statements for the period ended March 31, 2012 are expected to be filed on SEDAR and EDGAR on May 15, 2012.  Readers should refer to those filings for the final financial statements and the associated footnotes which are an integral part of the tables.

JAGUAR MINING INC.

Condensed Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

Unaudited
	March 31, 2012	December 31, 2011

Assets
Current assets:
Cash and cash equivalents	$49,863	$74,475
Inventory	37,262	34,060
Prepaid expenses and sundry assets	28,471	25,541
	115,596	134,076

Prepaid expenses and sundry assets	49,800	48,068
Restricted cash	909	909
Property, plant and equipment	394,187	388,675
Mineral exploration projects	94,107	88,938
	$654,599	$660,666

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$34,163	$34,922
Notes payable	28,543	22,517
Income taxes payable	18,545	18,953
Reclamation provisions	2,200	2,082
Other provisions	4,664	4,347
Deferred compensation liabilities	766	2,953
Other liabilities	1,226	1,475
	90,107	87,249

Notes payable	231,367	228,938
Option component of convertible notes	65,606	79,931
Deferred income taxes	7,758	8,635
Reclamation provisions	16,621	15,495
Deferred compensation liabilities	2,012	2,270
Other liabilities	510	339
Total liabilities	413,981	422,857

Shareholders' equity:
Share capital	370,043	370,043
Stock options	14,207	14,207
Contributed surplus	3,414	3,414
Deficit	(147,046)	(149,855)
Total equity attributable to equity shareholders of the Company	240,618	237,809

	$654,599	$660,666

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Operations and Comprehensive Income
(Expressed in thousands of U.S. dollars, except per share amounts)

(Unaudited)
	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011

Gold sales	$50,972	$55,140
Production costs	(41,399)	(33,057)
Stock-based compensation	43	5
Depletion and amortization	(13,293)	(11,120)
Gross profit (loss)	(3,677)	10,968

Operating expenses:
Exploration	45	334
Stock-based compensation	(808)	(2,691)
Administration	6,315	5,256
Management fees	30	162
Amortization	289	357
Other	401	836
Total operating expenses	6,272	4,254

Income (loss) before the following	(9,949)	6,714

Gain on derivatives	-	(287)
Loss (gain) on conversion option embedded in convertible debt	(14,325)	1,340
Foreign exchange gain	(3,175)	(3,089)
Accretion expense	595	570
Interest expense	7,123	5,682
Interest income	(1,858)	(1,466)
Gain on disposition of property	(278)	(719)
Other non-operating expense recoveries	(27)	-
Total other expenses (income)	(11,945)	2,031

Income before income taxes	1,996	4,683
Income taxes
Current income taxes	319	504
Deferred income taxes (recoveries)	(1,132)	455
Total income taxes (recoveries)	(813)	959

Net income and comprehensive income for the period	$2,809	$3,724

Basic and diluted earnings per share	$0.03	$0.04

Weighted average number of common shares outstanding - basic	84,409,648	84,373,648
Weighted average number of common shares outstanding - diluted	84,431,344	84,385,392

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

(Unaudited)
	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011

Cash provided by (used in):
Operating activities:
Net income and comprehensive income for the period	$2,809	$3,724
Adjustments to reconcile net earnings to net cash provided from
(used in) operating activities:
Unrealized foreign exchange gain	(5,053)	(2,794)
Stock-based compensation expense (recovery)	(851)	(2,696)
Interest expense	7,123	5,682
Accretion of interest income	-	(94)
Accretion expense	595	570
Deferred income taxes	(1,132)	455
Depletion and amortization	13,582	11,477
Unrealized loss (gain) on option component of convertible note	(14,325)	1,340
Inventory write-down (recovery)	(828)	-
Reclamation expenditure (recovery)	(103)	(18)
	1,817	17,646
Change in non-cash operating working capital:
Inventory	(2,080)	2,267
Prepaid expenses and sundry assets	(2,783)	(2,056)
Accounts payable and accrued liabilities	(1,378)	430
Income taxes payable	(408)	1,009
Other provisions	317	254
Deferred compensation liabilities	(1,612)	(161)
	(6,127)	19,389
Financing activities:
Repayment of debt	(1,100)	(3,818)
Increase in debt	6,000	99,313
Interest paid	(3,152)	(361)
Other liabilities	(79)	(61)
	1,669	95,073
Investing activities:
Mineral exploration projects	(5,162)	(2,345)
Purchase of property, plant and equipment	(18,976)	(17,868)
	(24,138)	(20,213)

Effect of foreign exchange on non-U.S. dollar denominated
cash and cash equivalents	3,984	2,071
Increase (decrease) in cash and cash equivalents	(24,612)	96,320
Cash and cash equivalents, beginning of year	74,475	39,223
Cash and cash equivalents, end of year	$49,863	$135,543

Note 1 - Fair Valuation of Derivative Financial Instruments - Option Component of Convertible Notes

IFRS requires that derivative financial instruments be valued on a periodic basis. The option components of the Company's convertible notes are considered derivative financial instruments and are fair valued using the Crank - Nicolson valuation model using inputs, such as volatility and credit spread.

The carrying amount of the option components of the convertible notes was $65.6 million at March 31, 2012 (December 31, 2011 - $79.9 million). The change in fair value of $14.3 million for the period ended March 31, 2012 is shown as a gain on conversion option embedded in convertible debt in the Statements of Operations and Comprehensive Income (Period ended March 31, 2011 - $1.3 million loss).

%CIK: 0001333849

For further information:

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 19:35e 14-MAY-12